

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

Via E-mail
Marc A. Cohen
Chairman of the Board and Chief Executive Officer
OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, MD 20814

  Re: OPNET Technologies, Inc.
    Form 10-K for the Fiscal Year Ended March 31, 2011
    Filed June 3, 2011
    File No. 000-30931

Dear Mr. Cohen:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 1. Business, page 1

1. We note from page 20 of your Form 10-Q for the quarterly period ended September 30, 2011 that your sales to the Government reflect seasonal trends. We also note your earnings conference call for the quarterly period ended September 30, 2011 indicated that "there is a lot more corporate earnings business in the December quarter." In your response letter and with a view to future disclosure, provide an analysis of the extent of seasonality in your business for, and whether disclosure of seasonality in response to Regulation S-K Items 101(c)(1)(v), 303 or 501(c) is necessary or appropriate.

Item 1A. Risk Factors

General instability in the economy…, page 13

2.   In your earnings conference call for the quarterly period ended September 30, 2011, you
        disclosed that the increase in your guidance range reflects "macroeconomic uncertainty,
        especially in the European markets." In your response letter, and with a view to future
        disclosure, provide us with an analysis of the effects of the economic conditions in
        Europe and other features of the European market on your historical operations and
        known material trends affecting your business. Provide your analysis of whether
        disclosure of economic conditions in Europe and their effect on your operations or
        financial condition is necessary or appropriate in response to Regulation S-K Items 303
        or 501(c).

Item 10. Directors, Executive Officers and Corporate Governance, page 48 (Incorporated by
Reference from Definitive Proxy Statement filed on July 28, 2011)

3.   You indicate that certain information required by this and the other Items in Part III is
        incorporated by reference. When you incorporate by reference, comply with the
        requirements of Exchange Act Rule 12b-23(b) including the identification of the material
        you are incorporating. In this respect, please tell us:

        • How information responsive to Item 407 of Regulation S-K is included in your Form
           10-K; and

        • How information responsive to Item 13 of Form 10-K and Item 404 of Regulation S-
           K, has been provided, as the caption "Certain Transactions," the section you
           incorporated, does not appear to be in the proxy statement.

Item 11. Executive Compensation, page 48 (Incorporated by Reference from Definitive Proxy
Statement filed on July 28, 2011)

4.   On pages 19 through 22 of your proxy statement, you describe awards of non-
        discretionary cash bonuses. In your response letter, more thoroughly describe the
        publicly available information reviewed in establishing this program and describe how
        the information reviewed affected the company's formulation and adoption of the plan
        and the targets and awards thereunder.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286. If you require further assistance, do not hesitate to contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal